Filed by Forest Oil Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Forest Oil Corporation

File No. 1-13515

These materials are not a substitute for the registration statement that will be filed with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents that will be filed by Forest and Mariner with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request when such a filing is made to Mariner Energy, Inc., 2101 CityWest Blvd., Bldg. 4, Ste. 900, Houston, TX 77042-2831, Attention: Investor Relations.

Mariner, Forest and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.

DAVID H. KEYTE – EXECUTIVE VICE PRESIDENT AND

CHIEF FINANCIAL OFFICER

FOREST OIL CORPORATION

PREPARED REMARKS FOR

FOREST OIL CORPORATION AND MARINER ENERGY, INC.

JOINT TELECONFERENCE CALL

SEPTEMBER 12, 2005

Good morning, today we announced a transformational event for both Forest Oil and Mariner Energy.  We’d like to thank the management of Mariner, and their advisors for piecing together a very intricate transaction that satisifies the strategic, economic, and structural goals set before them. We’d also like to thank our advisors, Citigroup, CSFB, JPM, V&E, WG, E&Y, and KPMG. This sounds like we are at the academy awards. Of note, former analyst Phil Pace worked on this as his first deal after leaving research. Welcome to investment banking Phil. The announced transaction, which is designed to be tax free to Forest and Forest’s shareholders, will include the following steps:

a)              Forest Oil will form a new subsidiary

b)             Forest will contribute all of the Gulf of Mexico operations to that subsidiary, “Spin-Co”, and spin-off Spin-Co to its shareholders who are owners of record on the record date

c)              Spin-Co will then merge with a subsidiary of Mariner Energy and Forest shareholders will receive approximately 0.8 shares of Mariner common stock for each share of Forest owned.

When the smoke clears, Forest shareholders will own 100% of Forest Oil and just over 58% of Mariner on a fully diluted basis.  For each Forest share owned Forest shareholders will own 1 share of FST and approximately 0.8 shares of Mariner.

As a condition to closing, which we hope to complete in late 2005, but may slip into 2006, Mariner is required to have an effective registration statement.  Therefore, Mariner shares will be publicly traded upon receipt by Forest shareholders.

We believe this transaction which efficiently distributes significant value to Forest’s shareholders creates two companies which will be very strong competitors in their areas of focus.  Mariner will be able to more effectively execute their historically very successful exploration program in the deep water.  Forest will better be able to focus its efforts onshore and continue its highly successful acquire and exploit strategy.

We believe this transaction has several positives both from a strategic standpoint and as a value proposition to current shareholders of both companies.  Craig and Scott will further address the strategic aspects of the transaction and their visions for their respective companies.  I will attempt to set forth the value proposition to permit our shareholders and Mariner shareholders to assess the value created in the transaction.

First let’s focus on Mariner.  Pro-Forma for the transaction Mariner, giving effect to a second quarter acquisition of Bass Lite, will have proved reserves of approximately 612 Bcfe at December 31, 2004.  At that date, 40% of the reserves were classified as PUDs but as Scott will point out later, most of these PUD’s were discoveries awaiting infrastructure development which is largely complete at this time.  Pro-Forma production was 319 MMcfe/d in the first half of the year.  Mariner has a very strong production profile over the next twelve months, as its deepwater discoveries are brought onstream.

Mariner had about $100 million of debt at June 30, 2005 and Spin-Co effectively had $200 million of debt at June 30, 2005.  Both Mariner and

Spin-Co had about $50 million each of out of the market hedges at June 30, 2005. Peers of Pro-Forma Mariner have mean enterprise values of $10,620 per Mcfe of daily production and $3.72 per Mcfe of proved reserves.

In terms of help in modeling Mariner Pro-Forma we ask you to look at Mariner’s amended S-1 which was previously filed with the SEC and Forest’s segment information.  Be careful with Forest’s segment info because the Gulf Business Unit includes onshore and offshore assets.  The offshore operation being transferred to Spin-Co was about 80% of the unit’s operations.

Now let’s review what the revised Forest looks like.  Remaining Forest will have 1,114 Bcfe proved reserves as of December 31, 2004 including acquired Buffalo Wallow reserves.  For the first 6 months, Pro-Forma Forest produced about 267 MMcfe/d.

The split of reserves at December 31, 2004 and production for the first six months is as follows:

	Reserves	Production
Western (with Buffalo Wallow added)	643	110
Canada	152	70
Alaska	117	41
Southern	198	46
Total	1,110	267

This revised profile indicates an R/P ratio of 11.4 years at June 30, 2005.  The company has a 26% PUD component, oil/gas split is 45% and 55% in reserves and 48% and 52% in production.

Pro-Forma net debt at June 30, 2005 is $670 million.  Peers of Pro-Forma Forest have mean enterprise values of $13,735 per Mcfe of daily production and $2.98 per Mcfe of proved reserves.

While we have not been able to visit extensively with rating agencies, we have worked very hard with our advisors, J P Morgan to ensure our credit quality was not diminished.  We believe that to be the case as debt/Boe stays about the same and the dramatic improvement in R/P offsets some slippage in EBITDA coverage ratios.

Also of note, all tax loss carryforwards at December 31, 2004 remain intact at Forest Oil.  While this transaction looks to be strategic and create significant value it is also very tax efficient.  As a reminder, Forest had $466 million of NOL carryforwards at December 31, 2004 and had C$254 million of tax pools and C$35 million of NOL carryforwards in Canada.  This transaction is designed to be tax free to both Forest and its shareholders.

We believe that through the efforts of both companies over the last several months we have carefully crafted a deal that will deliver significant value for our respective shareholders, does not harm the credit quality of either company, provides significant strategic advantages, and is very tax efficient.  2 + 2 here does equal 5.  Now I’ll turn it over to Craig so he can share his vision of the future of revised Forest.

H. CRAIG CLARK - PRESIDENT AND CHIEF EXECUTIVE OFFICER

FOREST OIL CORPORATION

PREPARED REMARKS FOR

FOREST OIL CORPORATION AND MARINER ENERGY, INC.

JOINT TELECONFERENCE CALL

SEPTEMBER 12, 2005

Thanks Dave, and thanks to all the folks listening in this morning. Dave did a great job describing the transaction for all of you, so I would like to describe the “new” Forest Oil and our near-term plans.

Afterwards, Scott Josey will tell you about Mariner Energy.

This transaction is certainly complicated but very innovative, and yet it’s beneficial to our shareholders. In addition to the tax free structure of the transaction, it is innovative in that we return the proceeds directly to the Forest shareholders. Furthermore, it underscores what we’ve been stating as a goal in 2005, to find ways to unlock the intrinsic value of Forest Oil shares while preserving the portfolio we have strived to create. I guess you could say that we have completely restructured the old Forest, hence the use of the word “new”. We have now come full circle in our restructuring and turnaround efforts in only 2 years.

Let me start by stating that the “new” Forest contains the same people, same priorities and same standards we’ve had in place.  But now we’ve got a restructured company with improved focus and operational clarity. With this transaction, we in fact, create two companies with improved focus in their respective areas of expertise. Forest will focus on onshore, conventional and unconventional plays with organic growth potential along with continuing our acquire and exploit strategy. We did the spin-off of the GOM to a

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successful deepwater Gulf explorer like Mariner because I believe that if you are serious about the GOM long term, you have to evolve into deeper water depths.

So what we are left with in the “new” Forest is a long-lived North American onshore asset base with a large undeveloped acreage position, as much acreage as companies much larger than us. We will have a double digit R/P ratio, yet our PUD component in our proven reserves remains low at 26%. Our project inventory is rich with around 2000 projects in inventory. This inventory features multi-well, repeatable plays that we have wanted to own for years. Any one of these plays or growth assets could provide a measure of organic growth in future years. We have proven to be an opportunistic acquirer and proficient exploiter. And we still retain our enviable tax position as Dave noted earlier.

So our original 4-point strategy has served us and our shareholders well with the market value of our equity increasing over 2.5 times in two years while the stock has reached new highs.

The 4-point strategy has now been modified for the “new” Forest as follows”:

POINT #1- GROW ORGANICALLY FROM OUR ASSET BASE

We are forecasting 12% growth in our 2006 production. We will accomplish this by exploiting our new portfolio with emphasis on resource plays. Almost 60% of our portfolio would now be considered new.

POINT #2 – CONTINUE WITH OUR ACQUIRE & EXPLOIT ACTIVITY

We have a good track record and recent momentum in this area. The lookback slide that we showed last week is available on our website. It shows that our $1.50/mcfe F&D for acquisitions has been reduced to $1.10/mcfe through our exploitations and value creation

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efforts. The slide also shows we have 108% of initial reserves on the acquisitions. In fact, our first major acquisition from Unocal is approaching payout. We will be a very tax efficient acquirer as well.

POINT #3 – REDUCE COSTS IN ALL AREAS

You folks would expect for us to keep this one as a point in the strategy. This is especially important as we adjust our cost structure following this transaction. Furthermore, drilling and completion well costs play an increasingly important role in the resource play economics because the multi-well nature of these plays allow for significant value creation by being able to multiply the per well savings.

POINT #4 – PRESERVE OUR FINANCIAL FLEXIBILITY

We will also continue with our penchant for disciplined spending and free cash generation from the business units. We will continue to stress flexibility to allow us future opportunities for capital reallocation and acquisitions.

The “new” Forest portfolio now resembles a more perfect pie chart in terms of reserves, capital spending and production. The pie graph is fairly equally divided between the Mid-Continent, Permian Basin, Rocky Mountains, Gulf Coast onshore (now called Southern), Canada and Alaska. What is even more impressive is the quantity of undeveloped acreage in these same areas which has become increasingly valuable and difficult to put together these days. We have around 1 million net acres in Canada and Alaska and half a million net acres US onshore to go with our 5 million acres in selected International locations.

The Western Business Unit remains the largest business unit while focusing on the Permian Basin, Mid-Continent and Rocky Mountain areas. Their growth assets are highlighted by the Buffalo Wallow field, Permian shallow oil and Permian deep gas. Any

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of these could give us respectable growth in the future. Buffalo Wallow for example, has over 300 locations to drill and this program alone will comprise half the organic growth we are forecasting. Many people forget that we have Rocky Mountain properties and acreage in areas like the Green River Basin and Williston Basin. We will increase activity on this acreage starting with the Williston oil drilling this fall.

The Canada Business Unit will be the second driver to organic growth. Our Wild River development drilling program may contain as many as 100 locations and will be the highlighted property in Canada for years to come. We will also drill development an exploratory wells on our large leasehold position. It is notable that we have more acreage in Canada than we did in all of the GOM. Much of the e organic growth in Canada has already been drilled as we’ve previously noted 7 wells awaiting pipeline connection in Wild River. We also expect to test CBM on our acreage this year.

Alaska’s growth will come from our grass roots exploration on our onshore acreage position, primarily focused on gas. As we mentioned on our last earnings call, we have 10 MM/d ready to go to sales in the 4th quarter, so Alaska’s near-term growth is much like Canada’s in that it is already drilled.

The remaining Gulf Coast onshore assets in So. Louisiana, South and East Texas will form the new Southern Business Unit. Its future growth will come primarily drilling on the large undeveloped acreage in SE Texas and SW Louisiana as well as development work in South Texas. We have quietly doubled Gulf Coast onshore since merging it with the Gulf offshore in 2003. So we will work to grow our position further here.

So we have the aforementioned activity, plus the extras that come from our unbooked discoveries in International plus our carried interest in exploration activity like Gabon.

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Add to this our pipeline asset and drilling rig ownership along with our tax attributes and you’ve got some pretty good upside.

Now I would like to turn the call over to Scott Josey who runs Mariner Energy. Scott and his team have done a commendable job with Mariner and we look forward to a great relationship with them. Mariner has an enviable deepwater track record and will own an attractive portfolio of GOM assets.

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SCOTT D. JOSEY - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

MARINER ENERGY , INC.

PREPARED REMARKS FOR

FOREST OIL CORPORATION AND MARINER ENERGY, INC.

JOINT TELECONFERENCE CALL

SEPTEMBER 12, 2005

Thanks Craig. Good Morning.

We are excited about this transaction for several reasons.

First, this transaction creates for Mariner and its shareholders a strong Gulf of Mexico platform with the size and scale to effectively compete for shelf, deep shelf, and deepwater opportunities.  For quite some time we have sought means to complement and diversify our successful deepwater efforts, which is accomplished in this merger, without having to take on considerable debt. Upon conclusion of the merger, our cash flow will be strong, our debt modest and we will emerge as a leading Gulf of Mexico player with over 950,000 net acres of which approximately half is undeveloped. As you may be aware, numerous leases are expiring in the Gulf of Mexico over the next several years and this transaction enables us to better expand our prospect inventory and positions us for future growth.

Second, we believe that the Forest assets are underexploited as they have been used primarily to generate cash to fund Forest’s successful onshore acquisition and exploitation efforts. The Forest personnel in charge of these assets have clearly done a very effective job of maintaining the assets to achieve Forest’s corporate goals. However, we will transition the assets from a maintenance mode to a growth mode. We believe that numerous opportunities exist on the asset base. We welcome their employees to our

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company and look forward to implementing their ideas to help us achieve this growth.  We believe that the merger of our respective high quality asset bases and strong technical teams will result in a winning combination for our shareholders.

Third, this transaction expands our shareholder base from our current base of approximately 350 shareholders to approximately 2,400 shareholders. This enables us to pursue a listing on the New York Stock Exchange, creating better liquidity options for our shareholders, and likely expanding our analyst coverage.

In summary, we believe the assets bases are very complementary and will provide our shareholders with an excellent blend of exploration, development, and exploitation opportunities.

Mariner Background

To give you some background on our company, Mariner is an independent E&P company with principal operations in the Gulf of Mexico, both shelf and deepwater, and West Texas. The company has been active in the Gulf of Mexico for many years and the deepwater for approximately 10 years. We have been involved in the generation and discovery of a large number of significant deepwater and shelf field, some of which we no longer own. Another core competency is the use of subsea tieback technology in which deepwater discoveries are connected to existing host facilities via flowlines and umbilicals. We believe that no other independent has more expertise in this area. We have several discoveries utilizing this technology that are expected to commence production over the next several quarters.

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Our exploration strategy is to pursue a blend of high impact and low risk prospects, mostly internally generated, in both the shelf, deep shelf and deepwater, in which we achieve overall a moderate risk profile.

We are a privately held company but as a result of our recent 144A offering in March 2005 our shares are currently held by a broad group of qualified institutional buyers and accredited investors.  We currently have a registration statement on Form S-1 on file with the SEC to register the shares we sold in the 144A offering. We intend to finalize that registration statement contemporaneously with the S-4 registration statement that will be filed for this transaction.  To learn more about Mariner, I would direct you to the SEC where you can review Mariner’s S-1 filings and our website www.mariner-energy.com.

First Half 2005 results

For the first 6 months of 2005 we generated revenues of approximately $105 million on average production of approximately 91 MMcfe/d.  Our EBITDA was $77 million, including the effects of amortization of restricted stock grants, and our capex was $80 million. In the Gulf of Mexico, we reached TD on 4 wells, 3 successes. We have 3 wells currently drilling and expect to spud 6-10 more before year end.  We acquired additional 18.75% interest in our Bass Lite property, adding 33 Bcfe of proved reserves, and were named operator. Proforma for the Bass Lite acquisition, year end 2004 proved reserves were 271 Bcfe, of which 35% is proved producing, 5% is behind pipe, and 60% is undeveloped. We expect that over 25% of the undeveloped portion will convert to PDP status over the coming months as new projects come online. Approximately one-third is in our infill drilling program in West Texas, in which we have had to date a 100% success rate in converting the PUDs to PDP.

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Conclusion

In conclusion, we appreciate the faith and trust that Forest has placed in our management team and employees. We look forward to generating value for all shareholders benefiting from this combination.

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